**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**July 11, 2016**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**EQT Midstream Partners, LP**
**File No. 001-35574**


**EQT GP Holdings, LP**
**001-37380**


**CF#33752**

———————————————

      EQT Midstream Partners, LP and EQT GP Holdings, LP submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on April 28, 2016.

      Based on representations by EQT Midstream Partners, LP and EQT GP Holdings, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.1 | through March 10, 2025 |
| Exhibit 10.2 | through March 10, 2025 |

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary